Exhibit 99.3
KB Financial Group Inc.
Non-Consolidated Statement of Appropriation of Retained Earnings
For the period from September 29, 2008 to December 31, 2008
(Date of appropriations: March 27, 2009)

(in millions of Korean won)	2008

Unappropriated retained earnings
Changes in retained earnings of equity method investments	~~W~~	19,014
Net income		611,927

		630,941

Appropriation of retained earnings
Legal reserve (Note 12)		61,200
Dividends		—
Voluntary reserve		568,000

		629,200

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	1,741